Exhibit 99.1

12 September 2024

KAZIA EXECUTES LICENSING AGREEMENT WITH QIMR BERGHOFER

Sydney, September 12, 2024 – Kazia Therapeutics Limited (NASDAQ: KZIA), an oncology-focused drug development company, is pleased to announce that an agreement has been executed with QIMR Berghofer Medical Research Institute, one of Australia’s foremost cancer research centres, to obtain an exclusive license to certain intellectual property rights in relation to combination therapies consisting of PI3K inhibitor drugs, and one or more immunotherapy or PARP inhibitor drugs (PI3K combination).

Under the license agreement, Kazia receives an exclusive, worldwide, sub-licensable and royalty-bearing licence to certain intellectual property for the development of any drugs or product candidates within the PI3K inhibitor class in combination with immunotherapy or PARP inhibitors. Paxalisib, Kazia’s lead product candidate, is a member of the PI3K inhibitor class.

The exclusive license agreement follows a collaboration between Kazia and QIMR Berghofer which began in December 2022 and has already led to the filing of supportive patents which include the use of paxalisib as an immune modulator in the treatment of diseases such as breast cancer.

The terms of the license include standard provisions for an upfront license fee and development milestones related to the initiation of Phase 1, Phase 2 trial, first Phase 3 trial, first product approval.

Commenting on the new license agreement, Kazia CEO, Dr John Friend said: “This is an exciting evolution in our partnership with QIMR Berghofer and an important milestone for not only Kazia’s development of paxalisib, but also the company’s commercial portfolio as we secure the licence of a significant cancer immunotherapy pathway. We are very pleased to have obtained the potential intellectual property rights around PI3K inhibitors, which is a significant step forward as we continue to explore cancer treatments beyond the brain, including novel therapeutics in solid tumours such as breast cancer.”

Professor Fabienne Mackay, Director and CEO of QIMR Berghofer said: “We are pleased to enter this exclusive licence agreement with Kazia following what has been a successful research collaboration over the past two years. We look forward to progressing the clinical development pathway for PI3K inhibitor drugs such as paxalisib under this partnership in the hope of delivering tangible, life-changing benefits to patients.”

Kazia’s preclinical research collaboration with QIMR Berghofer Medical Research Institute is investigating the use of paxalisib in solid tumours. The ongoing research project is led by Professor Sudha Rao, a leading expert in transcriptional biology, particularly as it applies to the function of the immune system in cancer. Prof Rao is the principal investigator of preclinical studies where paxalisib and KEYTRUDA® combination is used in Triple Negative Breast Cancer, and paxalisib and LYNPARZA® (Olaparib) combination in advanced breast cancer.

Professor Rao’s team has demonstrated in preclinical studies that the combination of paxalisib with checkpoint inhibitor blockade resulted in highly consistent and statistically significant signals of efficacy including overall tumour volume, metastases, and inflammatory markers. Furthermore, the addition of paxalisib to immunotherapy was observed to reinvigorate the immune cells within the tumour microenvironment by restoring immune killing function while inhibiting “pro-tumour” immune cells. Further data is expected to be presented at future scientific meetings in 2025.

Commenting on the research, Prof Rao said: “The immune system plays a critical role in fighting against cancer. We urgently need treatments that can make cancer cells visible, and at the same time increase the utility of immunotherapy for metastatic breast cancers. In that sense, paxalisib is an exciting PI3K inhibitor because it not only has been observed to inhibit primary tumour burden but was also observed to reinvigorate the immune system of cancer patients. We look forward to providing a preliminary update in the near future on our findings of using paxalisib in breast cancer.”

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA) is an oncology-focused drug development company, based in Sydney, Australia.

Our lead program is paxalisib, an investigational brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of brain cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed Phase 2 study in glioblastoma reported early signals of clinical activity in 2021, and a pivotal study in glioblastoma, GBM AGILE, has been completed with presentation of paxalisib arm data expected later in 2024 at a major medical conference. Other clinical trials involving paxalisib are ongoing in brain metastases, diffuse midline gliomas, and primary CNS lymphoma, with several of these trials having reported encouraging interim data.

Paxalisib was granted Orphan Drug Designation for glioblastoma by the FDA in February 2018, and Fast Track Designation (FTD) for glioblastoma by the FDA in August 2020. Paxalisib was also granted FTD in July 2023 for the treatment of solid tumour brain metastases harboring PI3K pathway mutations in combination with radiation therapy. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Drug Designation by the FDA for diffuse intrinsic pontine glioma in August 2020, and for atypical teratoid / rhabdoid tumours in June 2022 and July 2022, respectively.

Kazia is also developing EVT801, a small-molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has provided evidence of synergy with immuno-oncology agents. A Phase I study has been completed and presentation of preliminary data at a medical conference is anticipated in CY2024.

For more information, please visit www.kaziatherapeutics.com or follow us on X @KaziaTx.

Forward-Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the timing for results and data related to Kazia’s clinical and preclinical trials and investigator-initiated trials of Kazia’s product candidates, the potential benefits of Kazia’s product candidates, including paxalisib, and Kazia’s strategy and plans with respect to its programs, including paxalisib and EVT801. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: associated with clinical and preclinical trials and product development, related to regulatory approvals, risks related to collaborations with third parties, and related to the impact of global economic conditions. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the United States Securities and Exchange Commission (SEC), and in subsequent filings with the SEC. Kazia undertakes no obligation to publicly update any forward- looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.

This announcement was authorized for release by Dr John Friend, CEO.

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